SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
July 2014

Commission File Number  000-51236

Gold Standard Ventures Corp.
 (Name of Registrant)

Suite 610 – 815 West Hastings Street, Vancouver, B.C., Canada V6C 1B4
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  *                                 No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

This Report on Form 6-K of Gold Standard Ventures Corp.  (the "Company") includes as Exhibit 99.1 a press release reporting assay results of the Company’s first drill program at the Pinion project. Exhibit 99.1 to this Report on Form 6-K shall be deemed to be filed and shall be incorporated by reference into the Company's Registration Statement on Form F-3 (333-196751).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Standard Ventures Corp.
(Registrant)

By: /s/Richard Silas
Name: Richard Silas
Title: Corporate Secretary

Date: July 16, 2014

EXHIBITS

Exhibit 99.1	Press release re: Gold Standard’s First Drill Program at Pinion Confirming Historical Results and Finding New Gold Mineralized Zones dated June 25, 2014.